One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Justin R. Howard	Direct Dial: 404-881-7758	E-mail: justin.howard@alston.com

June 24, 2010

VIA EDGAR

Mr. Daniel F. Duchovny, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

Re:	AuthenTec, Inc. Preliminary Proxy Statement Filed June 16, 2010 File No. 001-33552

Dear Mr. Duchovny:

At the request and on behalf of our client, AuthenTec, Inc. (the “Company” or “AuthenTec”), we are hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated June 23, 2010 with respect to the above-referenced preliminary proxy statement.  In this letter, we refer to the staff of the SEC as the “Staff.”  Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

Preliminary Proxy Statement

General

1.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response:

AuthenTec acknowledges the Staff’s comment and in future filings will clearly mark all future preliminary proxy statements and forms of proxy as “Preliminary Copies” in accordance with Rule 14a-6(e)(1) of Regulation 14A.

Expenses of Solicitation, page 2

2.
We note that you may employ various methods to solicit proxies, including in person, by telephone or facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Mr. Daniel Duchovny, Esq.
June 24, 2010

Response:

AuthenTec acknowledges the Staff’s comments and confirms its intention to file all soliciting materials, including e-mails and scripts, under the cover of Schedule 14A as required by Rule 14a-6(b) and (c) of Regulation 14A.

Change of Control Arrangements, page 18

3.	Given UPEK's potential solicitation to elect its own slate of directors, please describe the definition of change of control for each employment agreement in this section.

Response:

In response to the Staff’s comment, AuthenTec will add to the definitive proxy statement the following descriptions of the definitions of change of control for each employment agreement described under the “Executive Compensation - Change of Control Arrangements” section of the preliminary proxy statement.

F. Scott Moody

Mr. Moody’s employment agreement defines a change of control as the occurrence of any of the following, provided that the circumstances meet the definition of a “change in control event” under Internal Revenue Code Section 409A:

•
an acquisition by any person, entity or group of beneficial ownership of at least 30% of either the then outstanding shares of the Company’s common stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any acquisition directly from the Company, any acquisition by the Company or any acquisition by a Company benefit plan);

•
a majority of members of the Company’s Board of Directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election;

•
a merger, consolidation, reorganization or similar corporate transaction, whether or not the Company is the surviving corporation, in which outstanding shares of Company’s common stock are converted into (i) shares of stock of another company, other than a conversion into shares of voting common stock of the successor corporation (or a holding company thereof) representing eighty percent (80%) of the voting power of all capital stock thereof outstanding immediately after the merger or consolidation or (ii) other securities (of either the Company or another company) or cash or other property;

•
the sale or other disposition of all or substantially all of the assets of the Company or a complete liquidation or dissolution of the Company; provided that the Change in Control qualifies as such under Section 409A.

Mr. Daniel Duchovny, Esq.
June 24, 2010

In the event that UPEK nominates alternative directors at the Annual Meeting in opposition to the nominees recommended by your Board of Directors and three or more of UPEK’s alternative directors are elected, the election of such alternative directors will be deemed a “change in control” under Mr. Moody’s employment agreement.

Lawrence J. Ciaccia, Gary R. Larsen, Jr., Anthony Iantosca and FrederickJorgenson

Mr. [Ciaccia’s/Larsen’s/Iantosca’s/Jorgenson’s] employment agreement defines a change of control as the earliest to occur of:

•
a merger or consolidation to which the Company is a party and which results in, or is effected in connection with, a change in ownership of a majority of the outstanding shares of voting stock of the Company;

•	any sale or transfer of all or substantially all of the assets of the Company to an unaffiliated third party;

•	the sale by the stockholders of the Company of a majority of the voting stock of the Company to an unaffiliated third party; or

•	a liquidation or dissolution of the Company.

Mr. Daniel Duchovny, Esq.
June 24, 2010

Miscellaneous Information Regarding Participants, page A-6

4.	Please tell us why you need to qualify your disclosure in the second paragraph or remove the knowledge qualifier.

Response:

In response to the Staff’s comment, AuthenTec will revise the second to last paragraph on page A-6 of the preliminary proxy statement by deleting the strikethrough language in the definitive proxy statement.

“Other than as disclosed in this Appendix A or the proxy statement~~, to our knowledge,~~ neither we nor any of the participants has any substantial interests, direct or indirect, by security holding or otherwise, in any matter to be acted upon at the Annual Meeting or is or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any of our securities, including, but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies. Other than as disclosed in the proxy statement and to our knowledge, none of us, the participants or any of their associates has had or will have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of our last fiscal year or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party in which the amount involved exceeds $120,000.”

*****

The undersigned, on behalf of the Company, and in response to the request contained in the Staff’s letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (404) 881-7758.

Sincerely,

Justin R. Howard